PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612


  FDA PROVIDES MANUFACTURING CLEARANCE FOR PHASE III TRIAL OF ANTI-CANCER DRUG

KEY POINTS:

     - Receives green light from the Food and Drug Administration (FDA) to manufacture PI-88 for upcoming Phase III trial
     - Manufacturing in-house saves Progen approximately AUD$7.8 m in outsourcing fees
     -    Successful  FDA  meeting  forms  basis  for New Drug Application (NDA)
          Chemistry  Manufacturing  and  Control  (CMC)  section  submission

BRISBANE,  AUSTRALIA  29  NOVEMBER  2006.  Progen  Industries (ASX: PGL; NASDAQ:
PGLA) today announced it has received notification from the U.S. FDA that the appropriate CMC procedures have been put in place to progress its anti-cancer drug PI-88 to Phase III clinical trials.

This notification follows Progen's End-of-Phase II CMC meeting with the FDA, held on 24 October, and gives Progen the "green-light" to manufacture PI-88 for its upcoming Phase III clinical trial. Manufacturing the first step of PI-88 in-house saves Progen approximately AUD$7.8 million in outsourcing fees to a contract manufacturing organisation.

Progen's facility in Darra will manufacture the first step in the process, while a large U.S.-based contract manufacturing company has been contracted to produce the final active ingredient (API), PI-88. Up to 150,000 doses of PI-88 will be manufactured in advance of the Phase III trial starting in mid-2007.

The End-of-Phase II CMC meeting plays a critical part in the rapid development of drugs with the FDA. At the meeting, the details on the specifications, stability and release procedures for the active ingredient and the final product were reviewed and discussed. No issues were identified that would delay the manufacture of the Phase III product. Holding this meeting now avoids manufacturing related delays for the Phase III trial and forms the basis for proceeding efficiently to submitting PI-88's CMC section of the NDA with the FDA.

The first step of manufacturing PI-88 will continue to be carried out at the Progen TGA cGMP (Therapeutic Goods of Australia, current Good Manufacturing Practice) certified facility. Following the positive meeting with the FDA, Progen now has PI-88's manufacturing and quality control schedule defined, and will fill excess capacity by renewing contract manufacturing services for the pharmaceutical and biotechnology industries.

Justus Homburg, Progen's Chief Executive Officer, commented: "The manufacturing division at Progen has worked very hard to ensure that our Company meets world class standards. The successful outcome of this meeting is a direct result of their skills and dedication. We intend to use these skills to win further contract manufacturing revenue for the division with the excess capacity now created."


ENDS

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                              ABN 82 010 975 612


ABOUT PROGEN: Progen Industries Limited is an Australian based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals for the treatment of cancer and other serious diseases.
Progen's  three  key  areas  of  focus  are:
- CLINICAL DEVELOPMENT - via a focused clinical trial program involving its two compounds PI-88 and PI-166.
- DRUG DISCOVERY - projects focusing on the development of potent, selective inhibitors of carbohydrate-protein interactions, which are implicated in many disease processes.
- COMMERCIAL SERVICES - manufacturing biopharmaceutical products to global standards.


KEYWORDS - Progen, cancer, PI-88, CMC, manufacturing, Justus Homburg

WEB LINKS TO SELECTED RECENT NEWS AND OTHER INFORMATION ABOUT PROGEN:
End of Year Financial Results          www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
Preparing for Accelerated Development  www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
Progen meets with FDA                  www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
New CEO                                www.progen.com.au/?page=nepress2006.html
                                       ----------------------------------------
PI-88 mode of action                   www.progen.com.au/?page=repi-88.html
                                       ------------------------------------
Progen's drug development pipeline     www.progen.com.au/?page=pihome.html
                                       -----------------------------------
Progen Industries Ltd                  www.progen.com.au
                                       -----------------

MEDIA AND INVESTOR         PROGEN INFORMATION:
RELATIONS:
Rebecca Piercy             Sarah Meibusch                Justus Homburg
Buchan Consulting          Vice President Business       CEO
rpiercy@bcg.com.au         Development                   Progen Industries Limited
------------------         Progen Industries Limited     justus.homburg@progen.com.au
Ph: (02) 9237 2800 / 0422  Sarah.Meibusch@progen.com.au  ----------------------------
916 422                    ----------------------------  Ph: 61 7 3842 3333
                           Ph:  61 7 3842 3333

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This press release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PI-166 and other drugs, future capitals needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company's filings with the Australian Stock Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.
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